Exhibit 99.1

SIGMA LITHIUM IS AWARDED BY BNDES A LETTER OF

INTENTION FOR DEVELOPMENT BANK DEBT TO FUND

CONSTRUCTION OF ITS ENVIRONMENTALLY FULLY LICENSED

SECOND GREENTECH INDUSTRIAL LITHIUM PLANT

HIGHLIGHTS

•	Sigma Lithium completed the certification process with BNDES, which included the filing of the final FEL3 Capex for Construction and Engineering of the Second Greentech Plant totaling R$ 492,4 million or approximately US$ 100 million

•	The Letter of Intention by BNDES outlines its intention to extend the Company development bank debt financing ("Development Bank Debt") to fund the Second Greentech industrial lithium concentrate production plant ("Second Greentech Plant") at Vale do Jequitinhonha in Brazil.

•	Sigma is also pleased to announce it was awarded a concomitant LP, LI, LO environmental license to install and operate ("Full Environmental License") the Second Greentech Plant by the State of Minas Gerais on January 31, 2024.

o	The Company's impeccable sustainability track record led it to receive, once more, a unanimous vote by all members of the independent environmental board (COPAM), which votes and awards environmental licenses in Minas Gerais, including the vote of the board members representing the NGOs.

o	The Full Environmental License allows the Company to further expand its industrial beneficiation and processing capacity of lithium minerals to up to a total of 3.7 million tonnes per year.

•	With the Second Greentech Plant, Sigma expects to significantly increase its production capacity of its Quintuple Zero Green Lithium from the current 270,000 tonnes (on an annualized basis) by approximately 240,000 tonnes (at a design estimated capacity at 6% Li2O) to approximately 510,000 tonnes.

o	The Second Greentech Plant will introduce additional innovations that will further increase the efficiency of its industrial process to beneficiate spodumene ore into Quintuple Zero Green Lithium.

o	Sigma's learning curve while commissioning the First Greentech Plant, rapidly achieving nameplate capacity has been essential to its ability to innovate and further enhance a process that beneficiates spodumene ore into pre-chemical lithium concentrate.

•	Sigma anticipates initiating construction in the first quarter of 2024 at the end of the wet raining season, following a Final Investment Decision to be made by its Board of Directors.

São Paulo, Brazil – (February 09, 2024) – Sigma Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, socially and environmentally sustainable lithium concentrate, is pleased to announce that it received a Letter of Intention for a project finance credit line (“Development Bank Credit Line”) from the Development Bank of the Brazil (the “BNDES”). The Development Bank Credit Line will be used for the expansion of the Company’s world class unique Quintuple Zero Green Lithium Grota do Cirilo project in Vale do Jequitinhonha in Brazil (the “Project”).

The Letter of Intent is non-binding, as the consummation of the Development Bank Credit Line remains subject to completion of: (i) observation of operating policies of BNDES in place during the review of Sigma Lithium’s project finance application; (ii) review of the financing structure proposed by the Company; (iii) the Company submission of satisfactory collateral to BNDES. The closing of the Development Bank Credit Line is subject to the final credit approval by BNDES Credit Committee, negotiation of definitive documentation and other customary closing conditions, followed by final credit approval for each draw-drown. The financial cost of this type of credit line is typically based on the Brazilian reference rate (“taxa referencial” or “TR”).

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However, the closing conditions do not include lithium market-related conditions and pricing elements that fall outside of the control of the Company.

The development bank credit line is part of a broader strategic plan by BNDES to foster in Brazil the development of a world class competitive industrial supply chain to lead the global supply of environmentally and socially sustainable battery materials.

BNDES stated in the letter that the financing for projects to increase industrial production capacity of critical minerals is one of the priorities of BNDES’s long term strategy to support the development of a strong, green and inclusive industrial base in Brazil.

Ana Cabral-Gardner, CEO and Co-Chairman said: “We are honored and delighted with the Letter of Intention received today from BNDES. Development Bank Debt awarded by Brazil has the potential to significantly improve our capital structure due to typical longer duration, significantly lower interest rates and grace periods. Having BNDES as a creditor represents the support of the government of Brazil to Sigma Lithium’s industrial expansion plans at Vale do Jequitinhonha.”

She added “Despite the recent deterioration in the outlook for lithium demand for the short term, the Company believes that with the appropriate capital structure enabled by this development bank financing, it has a unique opportunity to solidify its global industrial competitive leadership in producing low cost and sustainable pre chemical lithium concentrate. We share with BNDES the belief that the Company’s competitive leadership could become the vector to attract to Brazil other global industrial players in the battery supply chain, who are focused in producing using environmentally and socially sustainable materials supplying the next generation of electric vehicles: aligned with the ethos of its climate conscious consumers”.

“This BNDES support also allows Sigma to further amplify its transformational impact in the Vale do Jequitinhonha, one of the poorest regions in the country: illustrating the effects of how a just and inclusive energy transition has the potential to lift an entire region. Sigma Lithium has been operating with an ESG-centered strategy since it was founded: it is now producing the most sustainable lithium in the world, staying at the forefront of environmental practices, effecting economic impact in the community and maintaining a diverse Board with the transparency and compliance of a Nasdaq US listed public company”, she added.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

Sigma Lithium has been at the forefront of environmental and social sustainability in the EV battery materials supply chain for six years and it is currently producing Quintuple Zero Green Lithium from its Grota do Cirilo Project in Brazil. Phase 1 of the project is expected to produce 270,000 tonnes of Quintuple Zero Green Lithium annually (36,700 LCE annually). If it is determined to proceed after completion of an ongoing feasibility study, Phase 2 & 3 of the project are expected to increase production to 766,000 tonnes annually (or 104,200 LCE annually). The project produces Quintuple Zero Green Lithium in its state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings.

Please refer to the Company’s National Instrument 43-101 technical report titled "Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report" updated January 18, 2024, which was prepared for Sigma Lithium by Marc-Antoine Laporte, P.Geo, SGS Canada Inc; and Iran Zan, MAIG, Sigma Lithium. The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

The Amended and Restated Technical Report from January 18, 2024 shows a Consolidated Mineral Resource on the Grota do Cirilo property of 94.3Mt of Measured and Indicated Resources at a grade of 1.40% Li2O and Inferred Resources of 14.6Mt also at a grade of 1.37% Li2O.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

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FOR ADDITIONAL INFORMATION PLEASE CONTACT

Mathew DeYoe, EVP of Corporate Affairs & Strategic Development,
+1 (201) 819-0303
Mattew.deyoe@sigmalithium.com.br

Jamie Flegg, Director, Business Development
+1 (647) 706-1087
jamie.flegg@sigmalithium.com.br

Daniel Abdo, Director, Investor Relations

+55 11 2985-0089

daniel.abdo@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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